Exhibit 99.8

Note: Amounts presented in tables may not add to totals due to rounding.

Notes on restatements of numbers:

●

2017-18 Actuals for Service Alberta operating expense and capital grants have been restated as $5 million in operating expense should have been reported as capital grants. There is no change to total expense or the deficit.

●

2017-18 Actuals for operating expense have been restated to reflect corrected transfers between ministries and Service Alberta for Information Management and Technology services, implemented as part of Budget 2018. These were properly reflected in 2018-19 budget numbers. A second phase of these transfers was implemented pursuant to Order in Council 297/2018 (October 3, 2018) under the Government Organization Act. The total impacts, none of which change total expense, the deficit or borrowing amounts, are: operating expense: $244 million in 2017-18 and $163 million in 2018-19; amortization expense: $32 million in 2017-18 and $26 million in 2018-19; capital investment: $22 million in 2017-18 and $12 million in 2018-19.

●

2017-18 Actual and 2018-19 Budget numbers have been restated, pursuant to Order in Council 297/2018 (October 3, 2018) under the Government Organization Act, to reflect the following transfers, none of which change total expense, the deficit or borrowing amounts:

∎	Freedom of Information and Protection of Privacy services from ministries to Service Alberta (operating expense: $11 million in 2017-18 and $11 million in 2018-19);

∎	Human Resource services from ministries to Treasury Board and Finance (operating expense: $49 million in 2017-18 and $51 million in 2018-19).

Treasury Board and Finance, Government of Alberta

2018–19 Second Quarter Fiscal Update and Economic Statement, November 2018

Additional copies of this report may be obtained by visiting our website at: www.alberta.ca/budget-documents.aspx

2	2018–19 Second Quarter Fiscal Update and Economic Statement

2018 –19 Second Quarter Highlights

Deficit decreases but pipeline bottlenecks weigh on outlook

Deficit and borrowing lower

The 2018-19 deficit is now forecast at $7.5 billion, $1.3 billion lower than Budget 2018:

●  Total revenue of $49.6 billion is forecast, up $1.7 billion from budget, due primarily to higher resource and personal income tax revenue, partially offset by lower investment income and corporate income tax revenue.

●  Total expense of $56.6 billion is forecast, up $436 million from Budget 2018. Expense increases are mainly related to wildfire and agriculture disaster assistance, federally-funded capital grants re-profiled from 2017-18 and increases in operating expense mainly for the Lubicon Lake land claim, pipeline advocacy, Legal Aid changes and indexation of social programs like Assured Income for the Severely Handicapped.

●  2018-19 Capital Plan spending is forecast to be largely unchanged from budget, with projects from 2017-18 re-profiled or carried-over into this year essentially offset by projects re-profiled from 2018-19 to future years, based on progress.

●  Mainly as a result of the lower deficit, borrowing for the Fiscal Plan and Capital Plan is now projected to be $1.4 billion lower than initially estimated in Budget 2018.

Economic recovery on track; market access elevates risk

Alberta’s economic recovery has continued, propelled by higher- than-expected oil prices in the first six months of the fiscal year. However, recent escalation of market access issues, from transportation bottlenecks and pipeline delays, have caused severe discounts for Alberta crudes. More recently, concerns about a global oil supply glut have caused oil prices, including Alberta’s, to weaken.

Alberta business activity has been strong so far this year, aided by a lower US-Canadian dollar exchange rate. Manufacturing shipments are at a four-year high, while crude oil production is expected to be up 8.4% relative to 2017-18. Moving forward, falling global oil prices and record highs for the Alberta light-heavy oil price differential have dampened growth expectations.

Some Alberta oil producers have begun to shut in production and weaker corporate profits will impact the investment outlook next year. As a result, Alberta real GDP growth forecasts for 2018 and 2019 have been revised down to 2.5% and 2.0%, from the 2.7% and 2.5% estimates in Budget 2018.

Employment is improving, with over 42,000 jobs added since October 2017, reflecting broad-based gains. Employment in 2018 is forecast to grow as expected in Budget 2018, but will slow next year, due to lower energy investment and related activity.

Substantial uncertainty remains. Market access, as well as ongoing global market and geopolitical risks, will continue to contribute to significant volatility in oil prices and the light-heavy oil price differential, impacting Alberta producers, the government and Canadian taxpayers

2018–19 Second Quarter Fiscal Update and Economic Statement	3

2018–19 Second Quarter Fiscal Update

Fiscal Plan Highlights

A deficit of $7.5 billion is forecast for 2018-19, $1.3 billion lower than estimated in Budget 2018, due primarily to higher revenue.

Total revenue of $49.6 billion is forecast, up $1,726 million from budget. Higher resource and personal income tax revenue is partly offset by lower investment income and corporate income tax revenue.

Total expense of $56.6 billion has increased $436 million from budget:

●	Operating expense (excluding Climate Leadership Plan - CLP) is $121 million higher, mainly reflecting increases for implementing child intervention panel recommendations, the Lubicon Lake Band settlement, Legal Aid, support to municipalities for cannabis legalization, advocacy regarding the Trans Mountain pipeline, election enumeration costs and indexation of social programs. CLP operating expense has decreased $6 million due to reallocations to CLP capital spending.

●	Disaster expense is $253 million higher, with increases for wildfire fighting, agriculture support and municipal floods partly offset by removing the $200 million in unallocated budgeted expense.

●	Capital grant expense has been increased by a net $122 million, mainly from re-profiling federally-funded municipal infrastructure programs, and a transfer for housing projects from capital investment.
●	Other expense is down $55 million, due mainly to lower debt servicing costs from reduced borrowing.

The Capital Plan is in line with budget, at $6.4 billion. Decreases from re-profiling of health, school, ring road and housing projects to match anticipated project timelines, are offset by re-profiling of federally-funded municipal grants and capital investment carry-overs from 2017-18.

Direct borrowing for the Fiscal Plan is estimated at $5.7 billion, $1,307 million lower than budget, due primarily to the lower forecast deficit. Direct borrowing for the Capital Plan is forecast at $3.7 billion, a decrease of $95 million from budget, due mainly to additional federal cash transfers.

Fiscal Plan Summary (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
Income Statement	Actual	Budget	Forecast	Budget

Revenue
Income tax revenue	14,223	15,938	16,318	380
Other tax revenue	6,538	6,961	6,884	(77)
Non-renewable resource revenue	4,980	3,829	5,322	1,493
Other revenue	21,553	21,152	21,081	(71)
Total Revenue	47,295	47,879	49,605	1,726

Expense
Operating expense	46,229	47,765	47,886	121
Climate Leadership Plan operating expense	521	1,035	1,029	(6)
Disaster assistance (with operating 2013 flood support)	438	205	458	253
Wood Buffalo Disaster Recovery Program	1	1	1	-
Capital grants (including 2013 flood support)	3,628	1,706	1,823	117
Climate Leadership Plan capital grants	394	423	429	5
Amortization / inventory consumption / disposal losses	3,282	3,434	3,426	(8)
General debt servicing costs	659	1,027	982	(45)
Capital Plan debt servicing costs	761	895	893	(2)
Pension provisions	(593)	(310)	(310)	-
Total Expense	55,318	56,181	56,617	436
Risk Adjustment	-	(500)	(500)	-
Surplus / (Deficit)	(8,023)	(8,802)	(7,512)	1,290
Capital Plan
Capital grants	3,628	1,706	1,823	117
Capital investment	4,974	4,123	3,992	(131)
Climate Leadership Plan (capital grants)	394	423	429	5
Climate Leadership Plan (capital investment)	25	192	193	1
Total Capital Plan	9,021	6,444	6,436	(8)

4	2018–19 Second Quarter Fiscal Update and Economic Statement

Revenue and Expense Highlights

Total Revenue is forecast to be $49.6 billion, $1.7 billion higher than estimated in Budget 2018.

●	Resource revenue is forecast to be $5.3 billion, $1,493 million higher than budget, mainly due to an increased forecast for the fiscal- year average oil price, and a lower US-Canadian dollar exchange rate, partly offset by a wider light-heavy oil price differential.

●	The West Texas Intermediate (WTI) oil price is now forecast at US$64 per barrel for 2018-19, up $5 from budget. WTI has averaged US$68 so far this fiscal year (up to November 26). The exchange rate forecast has been reduced by two and a half cents from budget, to 77.5 US¢/Cdn$, while the light-heavy oil price differential, which has been very volatile, is forecast to average US$29.25 per barrel for the fiscal year, US$6.90 wider than budget.

●	Bitumen royalties are forecast to be $1 billion higher than budget, while crude oil royalties have increased $265 million. Natural gas and by- products royalties have increased by $177 million, due mainly to lower producer costs and the impact of higher oil prices on by-product royalties. The natural gas Alberta Reference Price forecast has been decreased by 50 cents, to Cdn$1.50 per gigajoule.

●	Personal income tax revenue is forecast at $12.1 billion, an increase of $742 million from budget, due primarily to higher- than-expected 2017 assessments, which elevates the base used to forecast 2018 revenue and requires a positive $450 million prior-years’ adjustment (the 2017 portions of 2016-17 and 2017 -18 revenue were under-reported).

●	Corporate income tax revenue is forecast at $4.2 billion, a decrease of $362 million from the estimate in Budget 2018, due mainly to the impact of the wider light-heavy oil price differential.
●	Other tax revenue is forecast at $6.9 billion, a $77 million decrease from budget, due primarily to a revised forecast for the carbon levy and the impact of lower- than-expected 2017-18 insurance premiums taxes.

●	Federal transfers of $8.2 billion are forecast, $27 million higher than estimated in Budget 2018. Increases of $94 million in infrastructure support, mainly from re-profiling municipal programs from 2017-18, and $15 million primarily for municipal flood support, are partially offset by reductions in health and social transfers due to updated projections of Alberta’s population.

●	Investment income is forecast at $2.6 billion, $265 million lower than the Budget 2018 estimate, due to weaker market returns, and to reduced Alberta Capital Finance Authority (ACFA) net income from lower payments on loan swaps (a similar impact on debt swaps decreases debt servicing costs)

●	Total revenue from other sources is forecast at $10.2 billion, $167 million higher than budget. Government business enterprise income has increased $120 million, mainly from lower costs and higher sales in AGLC, and improvements to Balancing Pool and Alberta Petroleum Marketing Commission (APMC) income. Reduced income to APMC from the delayed start- up of the North West Redwater Partnership upgrader is now more than offset by the impact of the wider oil price differential. Other revenue is up a net $47 million, with higher timber royalties and health authority out-of-province patient fees, service revenue and donations, partly offset by lower agriculture insurance participation.

Total Expense is forecast to be $56.6 billion, $436 million higher than estimated in Budget 2018.

●	Total operating expense is forecast at $48.9 billion, $115 million higher than Budget 2018. Main increases from budget are for implementing child intervention panel recommendations, a settlement with the Lubicon Lake First Nation, enhanced indigenous consultation capacity, Legal Aid and Victims of Crime program improvements, support to municipalities for cannabis legalization, indexation of various social programs, higher costs of selling oil, caseload growth in programs for seniors, public advocacy on the benefits of the Trans Mountain pipeline project, and election enumeration costs. These are partly offset by decreases primarily from lower agriculture hail and livestock insurance indemnities and a transfer of $6 million to Climate Leadership Plan capital spending.

●	Total capital grants of $2.3 billion are forecast, a net increase of $122 million. This mainly includes $103 million in federal funding for re-profiled municipal grants and Investing in Canada Infrastructure projects, $21 million from capital investment for housing projects, a net $5 million from Climate Leadership Plan operating expense, and $5 million for flood mitigation, partly offset by re- profiling $12 million to future years.

●	Disaster assistance of $459 million is forecast, $253 million higher than budget. Increases comprise agriculture support of $200 million for spring drought and fall snow conditions, $186 million for early summer wildfire activity and municipal support of $67 million for spring flooding. These are partially offset by removal of the budgeted unallocated $200 million.

●	Debt servicing costs have decreased $47 million, consisting of $24 million from lower borrowing, and a $25 million reduction in ACFA costs, partly offset by an increase of $2 million in post-secondary institution debt servicing costs funded by lower operating expense.

2018–19 Second Quarter Fiscal Update and Economic Statement	5

Assets and Liabilities

Financial Assets of $70.4 billion are forecast for March 31, 2019, a decrease of $0.5 billion from 2018.

●	Heritage Fund, endowment and other fund assets are increasing by $0.5 billion, from inflation-proofing and net income retention.

●	The balance in the Contingency Account on March 31, 2018 was $1.7 billion. The forecast is for all of this cash to be withdrawn to fund the 2018-19 deficit, after making various cash adjustments, including differences between accrued revenue and expense and actual cash receipts and outlays, income retained by various funds and entities, and cash borrowing. More details are provided on page 10.

●	Assets of self-supporting lending organizations (Agriculture Financial Services Corporation {AFSC} and Alberta Capital Finance Authority) are decreasing $7 million, primarily from the use of insurance cash to fund agriculture indemnity payments.
●	Cash of $55 million in the Capital Plan financing account is being withdrawn to fund capital spending.

●	Other financial assets are increasing a net $0.7 billion.

Liabilities of $98.6 billion are forecast for March 31, 2019, an increase of $8.2 billion from 2018, but lower than expected in Budget 2018. Fiscal Plan and Capital Plan liabilities on March 31, 2019 are forecast at $52.8 billion. This is $1.4 billion lower than estimated in Budget 2018.

●	Liabilities for capital projects are $3.7 billion higher than they were at March 31, 2018, due to direct borrowing of $3.7 billion, alternative financing of $92 million, less principal repayments on completed private-public partnership projects (P3s) of $64 million.

●	Direct borrowing for the Fiscal Plan in 2018-19 is now forecast to be $5.7 billion, $1.3 billion lower than estimated in budget.

●	Self-supporting lending organization liabilities are
decreasing $174 million. AFSC assets exceed liabilities by about $3 billion.

●	Other liabilities are decreasing by $0.7 billion, while government obligations for pension plan liabilities are down $0.3 billion.

Net financial debt (the difference between financial assets and liabilites) on March 31, 2019 is estimated to be $28.1 billion.

Capital and other non-financial assets of $50.3 billion are forecast for March 31, 2019, a $1.3 billion net increase from March 31, 2018. This reflects: addition of $4.2 billion in capital assets less $2.5 billion in amortization; addition of $1 billion in inventory assets (e.g. vaccines, highway maintenance gravel) less consumption of $1 billion; and a net increase of $0.4 billion in deferred capital contributions.

Net Assets of $22.2 billion are forecast for March 31, 2019, a $7.5 billion decrease from 2018, reflecting the deficit for 2018-19.

Balance Sheet Summary (millions of dollars)

	At March 31			Change
	2018	2019		from
	Actual	Budget[a]	Forecast	2018
Financial Assets
Heritage Fund, endowment and other funds	20,306	20,763	20,768	462
Contingency Account	1,661	-	-	(1,661)
Self-supporting lending organizations	21,471	22,592	21,464	(7)
Capital Plan financing account	55	55	-	(55)
Other financial assets (includes SUCH sector)	27,484	28,555	28,209	725
Total Financial Assets	70,977	71,965	70,441	(536)
Liabilities
Liabilities for capital projects	29,339	33,192	33,061	3,722
Debt for pre-1992 Teachers’ Pension Plan	944	944	944	-
Direct borrowing for the Fiscal Plan	13,079	20,117	18,810	5,731
Self-supporting lending organizations	18,661	19,451	18,487	(174)
Other liabilities (includes SUCH sector)	18,868	18,726	18,135	(733)
Pension liabilities	9,430	9,120	9,120	(310)
Total Liabilities	90,321	101,550	98,557	8,236
Net Financial Assets / (Debt)	(19,344)	(29,585)	(28,116)	(8,772)
Capital / other non-financial assets	52,024	53,854	53,732	1,708
Spent deferred capital contributions	(3,009)	(3,400)	(3,457)	(448)
Net Assets	29,671	20,869	22,159	(7,512)
Change in Net Assets (before adjustments)	(8,023)	(8,801)	(7,512)	511

[a]	Budget numbers have been restated to reflect 2017-18 actual results.

6	2018–19 Second Quarter Fiscal Update and Economic Statement

Revenue (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Income Taxes
Personal income tax	10,775	11,387	12,129	742
Corporate income tax	3,448	4,551	4,189	(362)
	14,223	15,938	16,318	380
Other Taxes
Education property tax	2,450	2,446	2,446	-
Fuel tax	1,399	1,414	1,415	1
Tobacco / cannabis taxes	908	932	924	(8)
Insurance taxes	582	641	626	(15)
Freehold mineral rights tax	67	87	76	(11)
Tourism levy	85	85	88	3
Carbon levy	1,046	1,356	1,309	(47)
	6,538	6,961	6,884	(77)
Non-Renewable Resource Revenue
Bitumen royalty	2,643	1,785	2,787	1,002
Crude oil royalty	965	1,053	1,318	265
Natural gas and by-products royalty	645	541	718	177
Bonuses and sales of Crown leases	564	327	360	33
Rentals and fees / coal royalty	164	123	138	15
	4,980	3,829	5,322	1,493
Transfers from Government of Canada
Canada Health Transfer	4,325	4,521	4,461	(60)
Canada Social Transfer	1,600	1,657	1,637	(20)
Direct transfers to SUCH sector / Alberta Innovates Corp.	482	520	520	-
Agriculture support programs	349	308	306	(2)
Infrastructure support	391	510	604	94
Labour market agreements	233	250	250	-
Other	226	452	467	15
	7,606	8,218	8,245	27
Investment Income
Alberta Heritage Savings Trust Fund	1,926	1,653	1,452	(201)
Endowment funds	427	336	295	(41)
Alberta Capital Finance Authority	245	345	322	(23)
Agriculture Financial Services Corporation	122	135	135	-
Other (includes SUCH sector / Contingency Account)	405	415	415	-
	3,126	2,884	2,619	(265)
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,417	1,439	1,449	10
AGLC – Liquor / cannabis	866	794	833	39
ATB Financial	278	242	247	5
Balancing Pool	763	161	206	45
Other – CUDGCo / APMC	63	141	162	21
	3,387	2,777	2,897	120
Premiums, Fees and Licences
Post-secondary institution tuition fees	1,202	1,237	1,237	-
Health / school board fees and charges	711	664	684	20
Motor vehicle licences	508	513	513	-
Crop, hail and livestock insurance premiums	348	375	317	(58)
Energy industry levies	292	333	333	-
Other (includes land titles, land and grazing, health benefits premiums)	779	733	787	54
	3,839	3,854	3,871	17
Other
SUCH sector sales, rentals and services	1,010	1,040	1,063	23
SUCH sector fundraising, donations and gifts	823	639	646	7
AIMCo investment management charges	383	342	342	-
Fines and penalties	215	225	225	-
Refunds of expense	463	195	189	(6)
Climate change and emissions management	250	541	541	-
Miscellaneous	451	437	443	6
	3,595	3,419	3,449	30
Total Revenue	47,295	47,879	49,605	1,726

2018–19 Second Quarter Fiscal Update and Economic Statement	7

Operating Expense by Ministry (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Advanced Education	5,512	5,604	5,602	(2)
Agriculture and Forestry	962	1,045	1,000	(45)
Children’s Services	1,401	1,470	1,480	10
Community and Social Services	3,428	3,621	3,638	17
Culture and Tourism	293	298	301	3
Economic Development and Trade	284	277	277	-
Education	7,905	7,993	7,993	-
Energy	435	473	487	14
Environment and Parks	417	411	412	1
Executive Council	16	17	17	-
Health	19,759	20,563	20,563	-
Indigenous Relations	167	180	205	25
Infrastructure	490	489	489	-
Justice and Solicitor General	1,405	1,430	1,450	20
Labour	185	219	219	-
Municipal Affairs	233	258	269	11
Seniors and Housing	593	608	619	11
Service Alberta	509	564	571	7
Status of Women	7	7	7	-
Transportation	454	432	445	13
Treasury Board and Finance	1,654	1,644	1,671	27
Legislative Assembly	117	161	170	9
Total Operating Expense – excluding Climate Leadership Plan	46,229	47,765	47,886	121
Climate Leadership Plan:
Agriculture and Forestry	11	42	42	-
Economic Development and Trade	2	46	46	-
Energy	34	106	106	-
Environment and Parks	151	280	278	(2)
Indigenous Relations	16	20	17	(3)
Treasury Board and Finance	306	532	532	-
Other (Infrastructure / Labour / Service Alberta / Transportation)	2	8	8	-
Total Climate Leadership Plan Operating Expense	521	1,035	1,029	(6)
Total Operating Expense	46,750	48,800	48,915	115

Debt Servicing Costs (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
General
Advanced Education – post-secondary institutions	39	42	44	2
Agriculture and Forestry – Agriculture Financial Services Corporation	68	71	71	-
Education – school boards	13	10	10	-
Health – Alberta Health Services	16	16	16	-
Seniors and Housing – Alberta Social Housing Corporation	6	5	5	-
Treasury Board and Finance – Alberta Capital Finance Authority / other	517	883	836	(47)
Total general debt servicing costs	659	1,027	982	(45)
Capital Plan
Education – Alberta Schools Alternative Procurement P3s	29	28	28	-
Transportation – ring road P3s	94	92	92	-
Treasury Board and Finance – direct borrowing	638	775	773	(2)
Total Capital Plan debt servicing costs	761	895	893	(2)
Total Debt Servicing Costs	1,420	1,921	1,874	(47)

8	2018–19 Second Quarter Fiscal Update and Economic Statement

Disaster / Emergency Assistance Expense (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Agriculture and Forestry – wildfires	201	-	186	186
Agriculture and Forestry – agriculture indemnities / AgriStability	207	-	200	200
Municipal Affairs – Wood Buffalo wildfire / other	23	1	68	67
2013 Alberta flood assistance (Comm. and Soc. Serv. / Ind. Rel. / Infra. / Envt.)	7	5	5	-
Unallocated	-	200	-	(200)
Total Disaster / Emergency Assistance	439	206	459	253

Capital Amortization Expense (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
	Actual	Budget	Forecast	Budget
Advanced Education	496	537	537	-
Agriculture and Forestry	24	28	28	-
Economic Development and Trade	5	8	8	-
Education	372	354	354	-
Energy	16	14	14	-
Environment and Parks	49	70	70	-
Health	554	551	551	-
Infrastructure	108	121	122	1
Justice and Solicitor General	3	6	6	-
Seniors and Housing	36	39	35	(4)
Service Alberta	92	127	126	(1)
Transportation	555	586	586	-
Treasury Board and Finance	20	22	22	-
Other [a]	7	13	13	-
Total Amortization Expense	2,337	2,477	2,472	(5)

[a]	Other includes Children’s Services, Culture and Tourism, Community and Social Services, Indigenous Relations, Labour, Legislative Assembly and Municipal

Financing Requirementsa (millions of dollars)

	2017-18			2018-19
	Actual Financing	Maturities	Increase in Financing	Budget Estimate	Change to Estimate	Forecast	Maturities	Increase in Financing
Financing Requirements
Direct borrowing for the Capital Plan	5,434	-	5,434	4,272	(95)	4,177	(500)	3,677
Direct borrowing for the Fiscal Plan	4,494	-	4,494	7,038	(1,307)	5,731	-	5,731
Cash Reserve	5,000	-	5,000	5,000	-	5,000	(5,000)	-
Borrowing for the Orphan Well Association	50	-	50	145	-	145	(50)	95
Borrowing for working capital	82	(1,150)	(1,068)	1,000	-	1,000	(82)	918
Borrowing for government organizations and business enterprises:
Agriculture Financial Services Corp.	183	(169)	14	406	(83)	323	(271)	52
Alberta Capital Finance Authority	4,162	(4,167)	(5)	3,760	164	3,924	(3,720)	204
Alberta Petroleum Marketing Comm.	445	(331)	114	675	36	711	(445)	266
ATB Financial	2,769	(1,000)	1,769	3,000	264	3,264	(2,974)	290
Balancing Pool	804	(232)	572	810	90	900	(804)	96
Total Financing Requirements	23,423	(7,049)	16,374	26,106	(931)	25,175	(13,846)	11,329

[a]

Includes both new financing requirements and money market and long-term debt maturities. Long-term debt issuance is forecast to be $14.4 billion for 2018-19. Approximately $11 billion has been borrowed to date.

2018–19 Second Quarter Fiscal Update and Economic Statement	9

Contingency Account (millions of dollars)

	Fiscal Year			Change from
	2017-18	2018-19
	Actual	Budget	Forecast	Budget
Balance at Start of Year	2,299	1,661	1,661	-
Surplus / (Deficit)	(8,023)	(8,802)	(7,512)	1,290
Cash Adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own-source revenue / expense	397	565	809	244
Pension provisions (non-cash expense)	(593)	(310)	(310)	-
Net deferred capital contribution adjustment (excluding SUCH)	215	351	408	57
Retained income of funds, agencies and accounts:
Alberta Heritage Savings Trust Fund inflation-proofing	(230)	(328)	(374)	(46)
Alberta Treasury Branches	(278)	(242)	(247)	(5)
Agriculture Financial Services Corporation	(288)	(387)	(166)	221
Endowment funds	(240)	(146)	(106)	40
Alberta Social Housing Corporation	12	24	1	(23)
Alberta Capital Finance Authority	(41)	(30)	(30)	-
Climate Change and Emiss. Mgmt. Fund / Carbon Levy acct. / Energy Effic. Ab.	(114)	(71)	(24)	47
Balancing Pool	(763)	(161)	(206)	(45)
Other	(223)	(138)	14	152
Energy royalties (difference between accrued revenue and cash)	(151)	211	(8)	(219)
Student loans	(392)	(375)	(375)	-
Other cash adjustments	(383)	(121)	(572)	(451)
2016 Wood Bufffalo fire / 2013 Alberta flood assistance revenue / expense	(218)	(171)	(187)	(16)
Inventory acquisition	(129)	(139)	(136)	3
Inventory consumption (non-cash expense)	123	137	134	(3)
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment	(4,064)	(3,455)	(3,315)	140
Amortization / book value of disposals	966	1,053	1,050	(3)
Withdrawal from / (deposit to) Capital Plan financing account	1,339	-	55	55
Direct borrowing for the Capital Plan	5,434	3,772	3,677	(95)
Alternative financing (P3s – public-private partnerships)	181	128	92	(36)
Current principal repayments (P3s)	(62)	(64)	(64)	-
Surplus / (Deficit) plus net cash adjustments	(7,524)	(8,699)	(7,392)	1,307
Cash from prior-year final results	2,392	-	-	-
Cash to be transferred next year	-	-	-	-
Direct borrowing for the Fiscal Plan	4,494	7,038	5,731	(1,307)
Balance at End of Year	1,661	-	-	-

Inventory Consumption Expense (millions of dollars)

	Fiscal Year			Change from
	2017-18	2018-19
	Actual	Budget	Forecast	Budget
Health	863	891	888	(3)
Service Alberta	12	10	10	-
Transportation	46	50	50	-
Other (Agric. / Cult. / Infra. / Leg. Assembly)	5	5	5	-
Total Inventory Consumption Expense	926	956	953	(3)

Inventory Acquisition (millions of dollars)

	Fiscal Year			Change from
	2017-18	2018-19
	Actual	Budget	Forecast	Budget
Health	869	891	888	(3)
Service Alberta	12	10	10	-
Transportation	50	50	50	-
Other (Agric. / Cult. / Infra. / Leg. Assembly)	5	5	5	-
Total Inventory Acquisition	936	956	953	(3)

10	2018–19 Second Quarter Fiscal Update and Economic Statement

Capital Plan Highlights

2018-19 Capital Plan spending is forecast to be $6.4 billion, almost identical to the Budget 2018 estimate.

Decreases in school, health and housing projects are due to re- profiling projects to future years based on progress. These decreases are essentially offset by re-profiling and carrying-over of projects from 2017-18 into 2018-19, including federally-funded municipal programs.

Factors impacting project progress include the pace of construction, project scope, land conditions, timing related to tendering, planning and permitting, and rate of project identification, approval and construction under federal programs.

Direct borrowing of $3.7 billion is forecast, a decrease of $95 million from budget. The decrease is due mainly to a large portion of the re-profiling from 2017-18 relating to federally-funded municipal programs, and an additional $55 million in the Capital Plan financing account, partly offset by a lower contribution from Alberta Social Housing Corporation and a $36 million reduction in alternative financing this year as 2017-18 progress on the Calgary ring road was accelerated.

Capital Plan Summary (millions of dollars)

	Fiscal Year			Change
	2017-18	2018-19		from
By Ministry	Actual	Budget	Forecast	Budget
Advanced Education	921	714	731	17
Agriculture and Forestry	50	39	39	-
Community and Social Services	1	2	2	-
Culture and Tourism	67	76	87	11
Economic Development and Trade	8	10	10	-
Education	1,229	744	731	(13)
Energy	73	194	194	-
Environment and Parks	187	65	78	13
Health	1,000	1,338	1,273	(65)
Indigenous Relations	8	8	8	-
Infrastructure	212	220	220	-
Justice and Solicitor General	4	10	10	-
Labour	3	2	2	-
Municipal Affairs	2,248	892	892	-
Seniors and Housing	191	259	236	(23)
Service Alberta	126	117	121	4
Transportation	2,233	1,481	1,514	33
Treasury Board and Finance	13	18	18	-
Legislative Assembly	2	3	3	-
Contingency / unallocated	-	(391)	(391)	-
2013 Alberta flood assistance (Envt. and Parks / Health / Infr. / Trans.)	24	29	37	8
Climate Leadership Plan:
Energy	-	95	95	-
Environment and Parks	189	20	21	1
Indigenous Relations	22	34	37	3
Infrastructure	-	28	29	1
Transportation	189	405	405	-
Other (Ad. Ed. / Agric. / Ec. Dev. / Hlth. / Mun. Aff. / Snrs. / Serv. Ab.)	19	34	35	1
Total Capital Plan	9,021	6,444	6,436	(8)

Capital Plan Financing

Cash received / assets donated for capital purposes

Retained income of funds and agencies

SUCH sector self-financed Climate Leadership Plan

Book value capital asset disposals / grants-in-kind

Alternative financing (P3s)

Capital Plan financing account withdrawal / (deposit)

Direct borrowing

	732 (53 935 418 35 181 1,339 5,434)	969 101 860 615 - 128 - 3,772	1,115 5 870 622 - 92 55 3,677	146 (96 10 7 - (36 55 (95	) ) )
Total Capital Plan Financing	9,021	6,444	6,436	(8)

2018–19 Second Quarter Fiscal Update and Economic Statement	11

Economic Outlook

Solid growth in second year of recovery

The Alberta economy is on track to post solid growth in its second year of recovery. The province added more than 42,000 jobs since October 2017. However, transportation bottlenecks, if left unchecked, will continue to cripple Alberta oil prices and create economic headwinds. Alberta’s recovery following the 2015-16 recession has been a driver of the Canadian economy. A lack of progress from Ottawa on pipelines has resulted in a slowdown in economic activity heading into 2019 and lost income to the country.

Through three quarters of 2018, Alberta’s economy expanded largely in line with Budget 2018 expectations. The Alberta Activity Index (AAX) is tracking 3.0% above the 2017 level through August, hovering near pre- recession peak. Heading into the fourth quarter of 2018, with Alberta crudes currently trading at record discounts to global benchmarks, sentiments and conditions have deteriorated markedly. Producers are slowing production and restraining capital spending. In addition, household spending and residential construction activity have softened more than expected. As a result, after nation-leading growth of 4.5% in 2017, real GDP is expected to be 2.5% in 2018, down from 2.7% at Budget.

With market access issues persisting in 2019, weaker corporate profits and slower oil production growth will dampen the investment and export outlook next year. Based on recent developments, growth is forecast to slow to 2.0%, down from 2.5% at Budget.

Alberta oil prices tumble

Alberta oil producers are grappling with weaker global oil prices and severe discounts for their crude. West Texas Intermediate (WTI), the benchmark North American crude, has fallen below US$55/bbl in recent weeks, a decline of more than 30% from a four-year high reached in early October. Global prices have come under pressure as concerns over a supply glut have intensified. At the same time, persistent transportation bottlenecks and rising inventories have caused severe discounts for Alberta crudes. The differential between WTI and Alberta’s Western Canadian Select (WCS) widened to a record high in October (Figure 1). Other Alberta crudes are also trading at large discounts. The WTI-WCS differential is forecast to remain volatile and elevated in 2019 until rail capacity increases and Enbridge’s

Line 3 pipeline expansion comes online. As a result, the WTI-WCS differential is expected to average US$29.25/bbl in 2018-19, up from US$22.40/bbl at Budget, while WTI is forecast to average US$64/bbl.

Corporate profits aided by weaker Loonie

A lower Canadian dollar is cushioning the blow of weaker oil prices on corporate profits for Alberta oil producers and other exporters. After a brief uplift in early October from the conclusion of the US-Mexico-Canada trade negotiations, the Loonie has since slipped to around 76 US¢/Cdn$. The 2018-19 exchange rate is now forecast at 77.5 US¢/Cdn$, two and a half cents lower than Budget.

Pipeline constraints lower investment

The run-up in oil prices earlier in the year brought the prospect of continued improvement in oil and gas investment in 2018. However, the collapse in WCS prices is hitting corporate profits and weighing on investor sentiment. Efforts to curb costs and reduce production have weakened the energy investment outlook. Oil sands investment in 2019 is forecast to remain weak after four years of decline, while growth in conventional investment is forecast to slow.

Labour market resilient

Employment gains have been moderating compared to last year’s strong pace, but still remain solid. The province has added over 42,000 jobs since October 2017, reflecting broad- based gains (Figure 3). Employment is forecast to grow 1.9% this year, in-line with Budget expectations. In 2019, weaker energy investment and related activity will slow employment growth to 1.4%. A stronger economy has drawn people back into workforce,

12	2018–19 Second Quarter Fiscal Update and Economic Statement

Economic Outlook

lifting the participation rate to a 10-month high. This, along with a pick-up in population growth, pushed the unemployment rate to 7.3% in October. The unemployment rate has averaged 6.7% year-to-date, in line with Budget expectations. It is expected to decline to 6.3% in 2019.

Exports aid growth

Despite recent difficulties, solid business activity has been the linchpin of Alberta’s economic growth so far this year. Manufacturing sales are at a four-year high and are up 8.5% through the first three quarters of 2018 (Figure 2). Energy exports have also risen by more than 19% over the same period, bolstered by the improvement in prices and strong growth in oil production prior to the recent slide in WCS prices. Given the year-to-date strength, exports are expected to grow by 7.4% this year. However, oil producers have already started to slow production in response to the wider differential. This is expected to carry into 2019, dragging down exports and overall real GDP growth in 2019.

Non-energy investment shift

There are some positive signs for investment outside the energy sector. The decline in private sector construction spending over the past three years looks to have abated, led by a recovery in industrial construction, which climbed to a two-year high in the third quarter of

2018. The decline in real non-energy business investment is expected to moderate to 2.9% this year before turning to modest growth in 2019.

Housing market slows

Tighter mortgage regulations, rising interest rates and elevated housing inventories are weighing on residential housing activity. Resale activity across most regions of the province has slowed markedly in recent months, with the number of units sold falling below last year’s levels and prices softening. On the construction side, housing starts are expected to slow from around 29,500 units in 2017 to 26,500 in 2018 due to weakness in the fourth quarter. In 2019, starts are forecast to average 27,300 units reflecting a pick-up in the last half of the year.

Households cautious

Rising costs and weaker sentiment are slowing the pace of consumer spending in Alberta. While retail sales remain at record levels, they are being propped up by higher consumer prices. Inflation remains elevated on higher gasoline and electricity prices, along with a weakening Canadian dollar. Inflation has been revised to 2.5% in 2018, up 0.4 ppt from Budget. On an inflation-adjusted basis, growth in consumer spending in 2018 is now forecast to rise 2.2% compared with 2.9% at Budget. In 2019, growth is forecast to increase slightly, buoyed by a growing population and employment gains.

Risks to the Outlook

●  An easing of trade tensions and protectionist policies would improve global growth prospects.

●  Growing global oil supply or slowing demand could put downward pressure on oil prices.

●  As oil production is now outstripping pipeline capacity in the province, more prolonged and wider-than- expected discounts for Alberta crudes would further hit corporate profits and investment.

2018–19 Second Quarter Fiscal Update and Economic Statement	13

Key Energy and Economic Assumptions
Fiscal Year Assumptions	2017-18 Actual	2018-19 6 Month Actual	2018-19 Fiscal Year
			Budget	2nd Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	53.69	68.69	59.00	64.00
Light-Heavy Differential (US$/bbl)	14.40	20.76	22.40	29.25
WCS @ Hardisty (Cdn$/bbl)	50.38	62.30	46.00	45.00
Natural Gas Price
Alberta Reference Price (Cdn$/Gj)	1.82	0.98	2.00	1.50
Production
Conventional crude oil (000s barrlels/day)	457	N/A	461	483
Raw bitumen (000s barrels/day)	2,804	N/A	3,163	3,051
Natural Gas (billions of cubic feet)	4,253	N/A	4,502	4,291
Interest rates
3-month Canada treasury bills (per cent)	0.85	1.34	1.60	1.60
10-year Canada bonds (per cent)	1.91	2.28	2.50	2.50
Exchange Rate (US¢/Cdn$)	78.0	77.0	80.0	77.5

Calendar Year Assumptions	2017 Calendar Year		2018 Calendar Year		2019 Calendar Year
	Budget	Actual	Budget	2nd Quarter	Budget	2nd Quarter
Gross Domestic Product
Nominal (millions of dollars)	336,284	337,282a	352,189	352,196	367,474	365,416
per cent change	6.8	7.1a	4.7	4.4	4.3	3.8
Real (millions of 2007 dollars)	316,451	316,542a	325,029	324,311	333,139	330,949
per cent change	4.5	4.5a	2.7	2.5	2.5	2.0
Other Indicators
Employment (thousands)	2,287	2,287	2,333	2,330	2,372	2,362
per cent change	1.0	1.0	2.0	1.9	1.7	1.4
Unemployment Rate (per cent)	7.8	7.8	6.8	6.7	6.2	6.3
Average Weekly Earnings (per cent change)	1.0	1.0	2.4	2.5	2.9	2.7
Primary Household Income (per cent change)	4.4	4.5a	4.5	4.5	4.7	4.3
Net Corporate Operating Surplus (per cent change)	90.6	97.9a	19.1	16.1	9.8	6.3
Housing Starts (number of units)	29,500	29,500	30,200	26,500	32,000	27,300
Alberta Consumer Price Index (per cent change)	1.6	1.6	2.1	2.5	1.9	1.9
Population (July 1st, thousands)	4,286	4,244	4,348	4,307	4,413	4,372
per cent change	1.2	1.1	1.4	1.5	1.5	1.5

a	Alberta Treasury Board and Finance estimate. Does not reflect revisions to the Provincial Economic Accounts, released by Statistics Canada on November 8.

2018–19 Second Quarter Fiscal Update and Economic Statement	14

Reporting Methodology

and Legislative Compliance

Method of Consolidation

The 2018-19 Second Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2018.

This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan for a fiscal year on or before November 30. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2018â€‘19 Second Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2018 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); the Contingency Account balance and cash adjustments; a summary balance sheet; the Capital Plan; and financing (borrowing) requirements. An updated Alberta economic outlook, with associated assumptions, is also provided.

Under the FPTA, operating expense increases, excluding those for dedicated revenue-operating expense, collective bargaining or other remuneration settlements, First Nations settlements, or increases funded by reserves of school boards, post-secondary institutions or Alberta Health Services, are limited to 1% of budgeted operating expense.

The forecast provided in this report is in compliance with the requirements of the FPTA.

2018–19 Second Quarter Fiscal Update and Economic Statement	15